UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

FORM 11-K

(Mark One)

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the plan year ended April 30, 2003

OR

[  ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-23246

Daktronics, Inc. 401(k) Plan
 (Full title of the plan)

__________________________________

Daktronics, Inc.
 (Name of issuer of the of the securities held pursuant to the plan)

331 32nd Avenue
Brookings, SD 57006	57006
(Address of principal executiv	(Zip Code)

William R. Retterath Chief Financial Officer Daktronics, Inc. 331 32nd Avenue Brookings, South Dakota 57006 (605) 697-4000 (Name, address and telephone number of agent for service)

DAKTRONICS, INC. 401(k) PLAN
FORM 11-K
For the Plan Year Ended April 30, 2003

i

REPORT OF INDEPENDENT AUDITORS

The Plan Administrator
Daktronics, Inc. 401(k) Plan

        We have audited the accompanying statements of net assets available for benefits of Daktronics, Inc. 401(k) Plan as of April 30, 2003 and December 31, 2002, and the related statements of changes in net assets available for benefits for the four-month period April 30, 2003 and the year ended December 31, 2002, respectively. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at April 30, 2003 and December 31, 2002, and changes in its net assets available for benefits for the four-month period and the year then ended, respectively, in conformity with accounting principles generally accepted in the United States.

        Our audits of the Plan’s financial statements as of and for the four-month period and the year ended April 30, 2003 and December 31, 2002, respectively, were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of April 30, 2003 and December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements for the four-month period April 30, 2003 and the year ended December 31, 2002, respectively, and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

         /s/   Ernst & Young LLP

Minneapolis, Minnesota
October 23, 2003

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
APRIL 30, 2003, DECEMBER 31, 2002
AND DECEMBER 31, 2001

	April 30, 2003	December 31, 2002	December 31, 2001
ASSETS
Investments at fair value
Daktronics, Inc. common stock	$15,289,435	$14,738,659	$9,773,548
Mutual funds	8,517,706	8,303,935	8,437,428
Money market mutual fund	680,559	395,897	599,060
Common/collective trusts	759,747	459,730	—
Participant notes receivable	473,077	360,161	352,222

Total investments	25,720,524	24,258,382	19,162,258

Receivables
Employers contributions	42,003	148,807	207,527
Employees contributions	—	56,346	57,657
Accrued interest	853	82	3,713
Pending commission reimbursement	—	—	1,084

	42,856	205,235	269,981

Cash	16,151	143,797	—

Total assets	25,779,531	24,607,414	19,432,239

LIABILITIES
Cash overdraft	—	—	60,299
Excess contributions payable	22,457	22,457	10,839
Trustee fees payable	—	—	100

Total liabilities	22,457	22,457	71,238

Net assets available for benefits	$25,757,074	$24,584,957	$19,361,001

See accompanying notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
FOUR-MONTHS ENDED APRIL 30, 2003
AND TWELVE-MONTHS ENDED DECEMBER 31, 2002

	April 30, 2003	December 31, 2002
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$927,940	$4,228,270
Interest and dividends	59,010	261,636

	986,950	4,489,906

Contributions:
Employer	160,538	418,606
Participants	522,180	1,640,625

	682,718	2,059,231

Total additions	1,669,668	6,549,137

Deductions from net assets attributed to:
Benefits paid to participants	495,676	1,268,154
Administrative expenses	1,875	3,025
Other	—	54,002

Total deductions	497,551	1,325,181

Net increase	1,172,117	5,223,956
Net assets available for benefits:
Beginning of year	24,584,957	19,361,001

End of year	$25,757,074	$24,584,957

See accompanying notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1.    SIGNIFICANT ACCOUNTING POLICIES

        Nature of business of Plan Sponsor: Daktronics, Inc. (the "Company") and its subsidiaries, the sponsoring employer companies, are engaged principally in the design, manufacture, and sales of computer-programmable information display systems.

        Basis of Accounting: The accompanying financial statements are prepared on the accrual basis of accounting.

        Use of estimates: The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Investment valuation and income recognition: The Daktronics, Inc. 401(k) Plan (the “Plan”) investments are stated at fair value as determined by quoted market prices on the last business day of the Plan period. Participant notes receivable are valued at their outstanding balances, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Payment of benefits: Benefits are recorded when paid.

Note 2.    INFORMATION REGARDING THE PLAN

        The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

        General: The Plan is a defined contribution plan providing benefits for substantially all employees of Daktronics, Inc. and its subsidiaries (the Company) who have attained 21 years of age and have completed one year of service. Notwithstanding to preceding employees are eligible to make salary deferrals to the Plan upon completion of three months of service and attainable at 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Plan amendments: Effective May 1, 2001, the Plan was amended to change the Plan year-end from April 30 to December 31. Effective January 1, 2002, the Plan was amended to restrict employee deferrals to the maximum amount allowed for Federal rules. Effective December 1, 2002, the Plan was amended and restated to change the eligibility provisions, employer contribution provisions, and various other provisions. Effective January 1, 2003, the Plan was amended to change the Plan year-end from December 31 to April 30.

        Contributions: Employees who elect to participate in the Plan may contribute up to 100% (up to 15% in 2002) of their compensation (defined by the Plan) subject to limitations described in the Plan. Participants may also contribute amounts representing distributions from other qualified plans.

        The Company also makes contributions to the Plan. Prior to December 1, 2002, the Plan contained a mandatory employee contribution requirement equal to 25% of the employee contribution plus a discretionary contribution provision. Effective December 1, 2002, the Plan allowed for discretionary contributions. Employer contributions occurring since December 1, 2002 have been in the form of Company stock which participants are prohibited from selling until they are fully vested in the contributions. Prior to December 1, 2002, only the contributions required under the Plan were in the form of company stock which participants were not allowed to redirect into other investment alternatives.

        Participants accounts: Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefits that can be provided from the participant’s vested account.

        Vesting: Participants are immediately vested in their voluntary contributions, including rollover contributions from other qualified plans, plus actual earnings thereon. The remainder of their accounts are vested according to the number of years of continuous service. In general, the employee’s accounts become fully vested after five years of credited service, vesting at the rate of twenty percent per year commencing after one year of service.

        Payment of benefits: The participant’s benefits are based on the amount in the individual’s account and the vesting policy described above. On termination of service, participants receive their vested benefits in a lump sum amount as soon as administratively practicable.

        Investment fund information: Participants may individually direct employee contributions in various mutual funds and in Daktronics, Inc. common stock.

        Participants may change their investment options daily.

        Participant loans: Participants may borrow from their accounts up to a maximum equal to the lessor of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the participant notes fund. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably no less than quarterly through payroll deductions.

        Forfeited accounts: During the four-month period and year ended April 30, 2003 and December 31, 2002 forfeitures due to the non-vested accounts of terminated participants of $1,152 and $13,577 were used to reduce employer contributions.

        The Company paid $1,875 and $3,024 in administrative expenses for the trustee, accounting and legal fees for the Plan during the four-months and year ended April 30, 2003 and December 31, 2002, respectively. If not paid by the Company, such expenses become the responsibility of the Plan.

Note 3.    INVESTMENTS

        During the four-month period ended April 30, 2003 and the year ended December 31, 2002, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Four-month period ended April 30, 2003	Year-ended December 31, 2002
Net Appreciation for plan assets at fair value	$927,940	$4,228,270

        Investments that represent 5% or more of the fair value Plan's net assets as of April 30, 2003, December 31, 2002 and December 31, 2001 are as follows:

	April 30, 2003	December 31, 2002	December 31, 2001
Investments, at fair value:
Daktronics, Inc. common stock	$15,289,435	$14,738,659	$9,773,548
American Funds Capital Income Builder Fund	—	—	1,340,618
American Funds The Investment Company of
America Fund	2,700,439	2,639,164	2,961,300
American Funds The Growth Fund of America Fund	1,417,419	1,567,614	1,605,529
American Funds Euro Pac Growth Fund	1,400,038	1,396,305	1,547,400
Other Funds	657,646	454,817	982,581
MFS Total Return Fund	1,413,298	1,470,737	—

        Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investment is as follows:

	April 30, 2003	December 31, 2002
Investments, at fair value:
Daktronics, Inc. Common Stock	$15,289,435	$14,738,659

	Four-months ended April 30, 2003	Year ended December 31, 2002
Change in net assets:
Contributions	$460,587	$935,549
Net realized and unrealized appreciation in fair value	770,642	5,397,215
Distributions to participants	(680,453)	(1,367,653)

	$550,776	$4,965,111

Note 4.    PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

Note 5.    TAX STATUS

        The Plan Sponsor has not received a determination letter on their adoption of the nonstandardized prototype plan. In accordance with the Revenue Procedure 2002-6, the Plan Sponsor has chosen to rely on the current opinion letter that has been issued to the prototype. Once qualified, the Plan is required to operate in conformity with the code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 to the Form 5500:

Net assets available for benefits per the financial statements	$19,361,001
Amounts allocated to withdrawing participants	37,987

Net assets available for benefits per the Form 5500	$19,323,014

DAKTRONICS, INC. 401(k) PLAN
EIN-460306862 PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 30, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Shares	Cost	Current Value
Daktronics, Inc. Common Stock*	1,080,216	$3,195,023	$15,289,435
Wells Fargo Stable Return Fund*	22,230	750,998	759,747
Pimco Total Return Fund	85,374	923,532	928,865
American Funds Euro Pacific Growth	61,540	1,800,196	1,400,038
Growth Fund of America	72,725	1,750,337	1,417,419
American Investment Comp America	13,036	5,237,196	2,700,439
Lord Abbett Mid-Cap Value Fund	6,634	93,442	99,711
MFS Total Return	105,234	1,412,262	1,413,298
T Rowe Price Mid-Cap Growth Fund	1,046	32,535	34,450
T Rowe Price Small Capitalization	21,789	479,714	478,496
Wells Fargo Index Fund*	1,220	44,235	44,991

		12,524,447	9,277,454
Wells Fargo Short-term Money Market Fund*	680,559	$680,559	$680,559
Participants notes receivables, with interest rates ranging from 4.25% to 10.5%, maturing through
January, 2013	—	$473,077	$473,077

		$16,873,105	$25,720,526

*Indicates a party-in-interest to the plan.

DAKTRONICS, INC. 401(k) PLAN
EIN-460306862 PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Shares	Cost	Current Value
Daktronics, Inc. Common Stock*	1,101,544	$2,692,084	$14,738,659
Wells Fargo Stable Return Fund*	13,647	457,981	459,730
Pimco Total Return Fund	72,662	786,926	775,298
American Funds Euro Pacific Growth	60,788	1,811,836	1,396,305
Growth Fund of America	84,873	2,089,514	1,567,614
American Investment Comp America	112,401	5,331,007	2,639,164
Lord Abbett Mid-Cap Value Fund	1,304	19,887	20,066
MFS Total Return	110,832	1,489,347	1,470,737
T Rowe Price Mid-Cap Growth Fund	106	3,275	3,290
T Rowe Price Small Capitalization	19,767	441,375	425,029
Wells Fargo Index Fund*	183	6,403	6,433

		12,437,551	8,763,666
Wells Fargo Short-term Money Market Fund*	395,897	$395,897	$395,897
Participants notes receivables, with interest rates ranging from 4.25% to 10.5%, maturing through
December, 2007	—	$360,161	$360,161

		$15,885,695	$24,258,382

*Indicates a party-in-interest to the plan.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN
By: /s/ William R. Retterath
Name: William R. Retterath Title: Chief Financial Officer

Date: October 27, 2003

        Pursuant to the requirements of the Securities Act of 1933, the Plan Administrator is responsible for administering the Daktronics, Inc. 401(k) Plan has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Brookings, state of South Dakota, on this 27th day of October, 2003.

DAKTRONICS, INC. 401(k) PLAN
By: /s/ Carla S. Gatzke
Name: Carla S. Gatzke Daktronics, Inc. Title: Plan Administrator

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James B. Morgan and William R. Retterath, or either of them, his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments (including all post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date
By	/s/ James B. Morgan James B. Morgan	Chief Executive Officer & Director (principal executive officer)	October 27, 2003
By	/s/ William R. Retterath William R. Retterath	Chief Financial Officer (principal financial and accounting officer)	October 27, 2003
By	/s/ Aelred J. Kurtenbach Aelred J. Kurtenbach	Director Chairman of the Board	October 27, 2003

By	/s/ Roland J. Jensen	Director	October 27, 2003
Roland J. Jensen
By	/s/ Frank J. Kurtenbach	Director	October 27, 2003
Frank J. Kurtenbach
By	/s/ John L. Mulligan	Director	October 27, 2003
John L. Mulligan
By	/s/ Robert G. Dutcher	Director	October 27, 2003
Robert G. Dutcher
By	/s/ Duane E. Sander	Director	October 27, 2003
Duane E. Sander
By	/s/ Nancy D. Frame	Director	October 27, 2003
Nancy D. Frame
By	/s/ James A. Vellenga	Director	October 27, 2003
James A. Vellenga